SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION
PURSUANT TO SECTION 17(d) OF THE
INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER
FOR AN ORDER TO PERMIT CERTAIN JOINT TRANSACTIONS

VAN ECK FUNDS
VAN ECK VIP TRUST
(formerly known as Van Eck Worldwide Insurance Trust)
GLOBAL ENERGY OPPORTUNITY PARTNERS LP
GLOBAL ENERGY OPPORTUNITY FUND, LTD.
HARD ASSET PARTNERS LP
HARD ASSETS PORTFOLIO LTD.
HARD ASSETS ERISA LTD.
HARD ASSET PARTNERS 2X LP
HARD ASSETS 2X FUND LTD.
HARD ASSETS 2X MASTER FUND LTD.
HARD ASSETS OPPORTUNITY FUND LP
HARD ASSETS OPPORTUNITY FUND LTD.
HARD ASSETS OPPORTUNITY MASTER FUND LTD.
G-175 STRATEGIES LP
G-175 STRATEGIES LTD.
G-175 STRATEGIES MASTER FUND LTD.
VAN ECK VEDA EMERGING MARKETS LONG/SHORT FUND LP
VAN ECK VEDA EMERGING MARKETS LONG/SHORT FUND LTD.
VAN ECK VEDA EMERGING MARKETS LONG/SHORT MASTER FUND LTD.
VAN ECK ASSOCIATES CORPORATION
And
VAN ECK ABSOLUTE RETURN ADVISERS CORPORATION

Communications, Notice and Order to:

Joseph J. McBrien, Esq.
Senior Vice President and General Counsel
Van Eck Associates Corporation
335 Madison Avenue, 19th Floor

New York, NY 10017-4632
(212) 293-2031

Copies to:
Philip H. Newman, Esq.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
(617) 570-1558

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

:

:
In the Matter of:	:	AMENDED AND RESTATED
	:	APPLICATION PURSUANT TO
Van Eck Funds	:	SECTION 17(d) OF THE INVESTMENT
Van Eck VIP Trust		COMPANY ACT OF 1940 AND RULE
(formerly known as Van Eck Worldwide		17d-1 THEREUNDER FOR AN ORDER
Insurance Trust)	:	TO PERMIT CERTAIN JOINT
Global Energy Opportunity Partners LP	:	TRANSACTIONS
Global Energy Opportunity Fund, Ltd.	:
Hard Asset Partners LP
Hard Assets Portfolio Ltd.
Hard Assets ERISA Ltd.
Hard Asset Partners 2X LP
Hard Assets 2X Fund Ltd.
Hard Assets 2X Master Fund Ltd.
Hard Assets Opportunity Fund LP
Hard Assets Opportunity Fund Ltd.
Hard Assets Opportunity Master Fund
Ltd.
G-175 Strategies LP
G-175 Strategies Ltd.
G-175 Strategies Master Fund Ltd.
Van Eck Veda Emerging Markets
Long/Short Fund LP
Van Eck Veda Emerging Markets
Long/Short Fund Ltd.
Van Eck Veda Emerging Markets
Long/Short Master Fund Ltd.
Van Eck Associates Corporation	:
and Van Eck Absolute Return Advisers	:
Corporation	:
:
File Number: 812-13740	:
:

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          I. Introduction

          Van Eck Funds (“VEF”) and Van Eck VIP Trust (“VIP”) (formerly known as Van Eck Worldwide Insurance Trust), each, a registered open-end management investment company (each, an “Existing Investment Company”, and collectively, the “Existing Investment Companies”); Global Energy Opportunity Partners LP (“GEO LP”), Global Energy Opportunity Fund, Ltd. (“GEO Ltd.”), Hard Asset Partners LP (“HAP LP”), Hard Assets Portfolio Ltd. (“HAP Ltd.”), Hard Assets ERISA Ltd. (“HAE Ltd.”), Hard Asset Partners 2X LP (“HAP2X LP”), Hard Assets 2X Fund Ltd. (“HA2X Ltd.”), Hard Assets 2X Master Fund Ltd. (“HA2XM Ltd.”), Hard Assets Opportunity Fund LP (“HAO LP”), Hard Assets Opportunity Fund Ltd. (“HAO Ltd.”), Hard Assets Opportunity Master Fund Ltd. (“HAOM Ltd.”), G-175 Strategies LP (“G-175 LP”), G-175 Strategies Ltd. (“G-175 Ltd.), G-175 Strategies Master Fund Ltd. (“G-175M Ltd.”), Van Eck Veda Emerging Markets Long/Short Fund LP (“Veda LP”), Van Eck Veda Emerging Markets Long/Short Fund Ltd. (“Veda Ltd.”), and Van Eck Veda Emerging Markets Long/Short Master Fund Ltd. (“VedaM Ltd.”), each, a private investment company (each, an “Existing Unregistered Account”, and collectively, the “Existing Unregistered Accounts”); Van Eck Associates Corporation (“VEAC”), the investment adviser of each Existing Investment Company; and Van Eck Absolute Return Advisers Corporation, the general partner or the investment adviser or both of each Existing Unregistered Account (“VEARA”, and together with the Existing Investment Companies, the Existing Unregistered Accounts and VEAC, the “Applicants”), hereby apply for an order (“Order”) from the Securities and Exchange Commission (the “Commission”) on behalf of the following: (i) each Existing Investment Company or series thereof, (ii) all

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other existing or future registered investment companies or series thereof (the “Other Investment Companies”, together with the Existing Investment Companies or series thereof, the “Funds”) for which VEAC or any other person controlling, controlled by or under common control with VEAC serves as investment adviser (each, a “Fund Adviser”); (iii) the Existing Unregistered Accounts; (iv) all other existing or future accounts or pooled investment vehicles that are not registered investment companies and are not required to register as investment companies under the Investment Company Act of 1940, as amended (the “Act”), and for which VEARA, VEAC or another person controlling, controlled by or under common control with VEARA or VEAC serves as general partner or investment adviser (such accounts and investment funds, together with the Existing Unregistered Accounts, being referred to as the “Unregistered Accounts”); and (v) VEARA, VEAC and any other person controlling, controlled by or under common control with VEARA or VEAC that serves as general partner or investment adviser for any Fund or Unregistered Account (the “Van Eck Advisers”).1

          II. Relief Requested

          Applicants request an order under Section 17(d) of the Act, and Rule 17d-1 thereunder, granting permission to the Funds to (a) invest jointly among themselves and/or with one or more of the Unregistered Accounts in private placement2 transactions

1 All entities that currently intend to rely on the requested order are named as Applicants. All other existing or future entities that will rely on the requested order will comply with the terms and conditions of this amended and restated application (the “Amended Application”).
2 The term “private placement”, as used in the Amended Application, refers to a transaction in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

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in which a Van Eck Adviser negotiates terms in addition to price (“Covered Private Placements”); (b) make follow-on investments in Covered Private Placements of such issuers, including through the exercise of warrants, conversion privileges, and other rights associated with Covered Private Placements (“Follow-On Investments”). Any investment opportunity described in clauses (a), (b) or (c) in which a Fund could not participate together with one or more Funds or one or more Unregistered Accounts without obtaining and relying on the Order is referred to as a “Potential Joint Investment,” and any investment opportunity described in clauses (a), (b) or (c) in which a Fund participated together with one or more Funds or one or more Unregistered Accounts in reliance on the Order is referred to as a “Joint Investment.”3

          Each Fund and Unregistered Account may invest its Total Available Capital (as such term is defined herein) in Covered Private Placements, subject to the limitations described below.4 As used in this Amended Application, the term “Total Available Capital” means, with respect to each Fund and each Unregistered Account, the total assets of such Fund or Unregistered Account plus all amounts readily available for investment by means of the exercise of rights, if any, of an Unregistered Account to make a capital call on investors.

3In Massachusetts Mutual Life Insurance Company, SEC no-action letter (pub. Avail. June 7, 2000, updated on July 28, 2000) (“MassMutual”), the staff of the Commission provided no-action assurances that would permit the aggregation of orders by registered investment companies and affiliated private accounts for the purchase or sale of securities issued in private placement transactions for which no term other than price is negotiated (“Non-Negotiated Private Placements”). Applicants intend to rely on MassMutual to aggregate orders among the Funds and Unregistered Accounts for the purchase or sale of Non-Negotiated Private Placements. Accordingly, as used in this Amended Application, the terms “Covered Private Placement”, “Follow-On Investment” and “Joint Investment” shall not include any Non-Negotiated Private Placement.
4 Each Fund has or will have investment objectives and strategies, as described in the Fund’s registration statement on Form N-1A, other filings the Fund has made with the Commission under the Securities Act, or under the Securities Exchange Act of 1934, as amended, and the Fund’s reports to shareholders (collectively, “Objectives and Strategies”).

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          Currently, the Funds and Unregistered Accounts are subject to the following limitations on their investments in Covered Private Placements:

(i)

Each Existing Investment Company Fund, except for the Van Eck Multi-Manager Alternatives Fund, the Van Eck VIP Multi-Manager Alternatives Fund, and the CM Commodity Index Fund,[5] has a non-fundamental investment restriction, which can be changed without shareholder approval, that permits it to invest up to 10% of its total assets in “Direct Investments”, which term would include Covered Private Placements.

(ii)

Each Existing Investment Company Fund may invest up to 15% of its total assets in “illiquid securities” (i.e., securities that may not be disposed of in the ordinary course of business within seven days at approximately the value at which the Fund is carrying such security) and each of HAP LP and HAP Ltd. may invest up to 10% of its total assets in illiquid securities. Whether a particular Covered Private Placement will be treated as a liquid or illiquid security will depend upon an evaluation of all facts and circumstances, including the nature of any legal or contractual restrictions on transfer applicable to the Covered Private Placement and the availability of Rule 144A under the Securities Act (or similar exemption from registration) for the subsequent transfer of all or a portion of the underlying securities held by the Fund or Unregistered Account in connection with such Covered Private

5 None of the Van Eck Multi-Manager Alternatives Fund, Van Eck VIP Multi-Manager Alternatives Fund or the CM Commodity Index Fund is subject to any investment policy or restriction that would limit the Fund’s ability to invest in Direct Investments, other than the investment restrictions and policies described in paragraphs (i) and (ii) above.

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Placement. It is anticipated that the securities acquired in connection with most Covered Private Placements will be treated as illiquid securities at the time of acquisition.[6]

          VEAC is an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and is the investment adviser to the Funds. VEARA, a wholly-owned subsidiary of VEAC, is an investment adviser registered with the Commission under the Advisers Act, and is currently the general partner or investment adviser or both to one or more of the Unregistered Accounts. VEAC and VEARA share investment personnel in certain investment asset categories, including “hard assets” (which include real estate, precious and industrial metals, oil and gas, and commodity derivatives). VEAC’s and VEARA’s shared investment personnel are assigned to investment management teams that are responsible for managing accounts, including Funds and Unregistered Accounts, in their corresponding areas of expertise. In managing the Unregistered Accounts, an investment team may from time to time identify opportunities to participate in Covered Private Placements that would be attractive to one or more of the Funds. Currently, it is anticipated that the investment team that manages Unregistered Accounts may identify such investment opportunities in Covered Private Placements that may be attractive to certain of the Funds. Accordingly, the investment team may recommend that one or more of the Funds invest in the same Covered Private Placements as one or more of the Unregistered Accounts. However, such Joint Investments by the Funds and/or the

6 The investment restrictions and policies described in paragraphs (i) and (ii) above will not affect the calculation of Total Available Capital.

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Unregistered Accounts may be prohibited pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder. Section 17(d), as implemented by Rule 17d-1, prohibits affiliated persons (within the meaning of Section 2(a)(3) of the Act) and principal underwriters of a registered investment company, as well as affiliated persons of such affiliated persons or principal underwriters, from participating as principals in any joint arrangement with such registered investment company, unless the joint arrangement is approved by the Commission or qualifies for one of the exceptions under Rule 17d-1. The Funds and Unregistered Accounts may be subject to the prohibitions of Rule 17d-1 because each of the Funds and each of the Unregistered Accounts is sponsored and managed by a Van Eck Adviser, and, accordingly, each of the Funds and each of the Unregistered Accounts may be deemed to be affiliated persons of one another, and/or affiliated persons of affiliated persons of one another within the meaning of Section 2(a)(3)(C) of the Act.

          Applicants believe that it is in the best interests of the Funds to be able to co-invest with each other and the Unregistered Accounts in such Covered Private Placements. Applicants believe that the conditions set forth in this Amended Application (the “Conditions”), which are based upon relevant conditions set forth in previous applications granted by the Commission, will ensure the protection of the Funds’ investors and compliance with the purposes and policies of the Act with respect to each Joint Investment.

          This Amended Application seeks relief on a prospective basis to (i) avoid the significant expenditures of time on the part of the Commission that would be required to process individual applications with respect to each Joint Investment that arises in the future, (ii) enable the Funds and the Unregistered Accounts to avoid the practical

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difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of such individual applications, and (iii) enable the Funds and the Unregistered Accounts to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

          III. The Applicants

                    A. The Existing Investment Companies

                    VEF is a Massachusetts business trust organized on April 3, 1985. It is registered with the Commission as an open-end management investment company of the series type. VEF currently has six separate series: Emerging Markets Fund, which invests primarily in equity securities in emerging markets around the world; Global Hard Assets Fund, which invests in “hard assets” securities, including real estate, precious and industrial metals, oil and gas, and commodity derivatives; International Investors Gold Fund, which invests primarily in securities of gold-mining companies; Multi-Manager Alternatives Fund, which seeks to achieve consistent absolute (positive) returns in various market cycles by utilizing a diversified “manager-of-managers” investment approach; CM Commodity Index Fund, which invests primarily in instruments that derive their value from the performance of the UBS Bloomberg Constant Maturity Commodity Total Return Index (such as futures contracts and swap contracts) and in bonds, debt securities and other fixed income instruments; and Unconstrained Emerging Markets Bond Fund, which invests primarily in debt securities that are issued by governments, quasi-governmental entities or corporations in emerging market countries. As of June 30, 2012, the aggregate net assets of all of the series of VEF were approximately $5.16 billion.

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                    VIP is a Massachusetts business trust organized on January 7, 1987 with the name Van Eck Investments Trust. On April 12, 1995, VIP began operating under the name Van Eck Worldwide Insurance Trust and on May 1, 2010 VIP began operating under the current name Van Eck VIP Trust. VIP is registered with the Commission as an open-end management investment company of the series type. VIP currently has four series: Van Eck VIP Global Bond Fund (formerly known as Worldwide Bond Fund), which invests primarily in a variety of debt securities; Van Eck VIP Emerging Markets Fund (formerly known as Worldwide Emerging Markets Fund), which invests primarily in equity securities in emerging markets around the world; Van Eck VIP Global Hard Assets Fund (formerly known as Worldwide Hard Assets Fund), which invests in “hard assets” securities, including real estate, precious and industrial metals, oil and gas, and commodity derivatives; and Van Eck VIP Multi-Manager Alternatives Fund (formerly known as Worldwide Multi-Manager Alternatives Fund), which seeks to achieve consistent absolute (positive) returns in various market cycles. Shares of the VIP Funds are not sold to the public, but are offered exclusively to registered separate accounts of variable annuity and variable life insurance contracts issued by various insurance companies. As of June 30, 2012, the aggregate net assets of all of the series of VIP were approximately $611.75 million.

                    Each of the Boards of Trustees of VEF and VIP (together, with the board of trustees/directors of any other Fund, the “Boards” and individually, a “Board”) has the authority to add additional series to each of VEF and VIP, respectively, in the future. Each of the Boards of VEF and VIP currently consists of the same six individuals, none of whom is an “interested person” within the meaning of Section 2(a)(19) of the Act

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(collectively, the “Independent Trustees”). A majority of each Board will comply at all times with fund governance standards as set forth in Rule 0-1(a)(7) under the Act, such that a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed with the discretion of the then existing Independent Trustees. No Independent Trustee will have a financial interest in any Joint Investment.

                    B. The Unregistered Accounts

                    GEO LP is a Delaware limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act,7 and securities offerings in GEO LP qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act. VEARA is the general partner of GEO LP and is responsible for management of its portfolio. GEO LP seeks appreciation of assets over the long-term primarily through investments in publicly traded energy securities, non-public energy investments, energy commodities and various financial instruments.

                    GEO Ltd. is a company incorporated and existing under the laws of the Cayman Islands. GEO Ltd. is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act. Securities offerings in GEO Ltd. qualify for an exemption from registration under the Securities Act pursuant to

7 Throughout the Amended Application, references to entities that are not “registered or required to be registered as investment companies in reliance on [section 3(c)(1) or 3(c)(7)] of the Act” should be construed as including those Unregistered Accounts that are organized under the laws of a non-U.S. jurisdiction and that rely on interpretations by the staff of the Commission extending the requirements of sections 3(c)(1) and 3(c)(7) of the Act for purposes of applying section 7(d) of the Act. See, e.g., Touche, Remnant & Co., SEC No-Action Letter (Aug. 27, 1984); Goodwin, Procter & Hoar LLP, SEC No-Action Letter (Feb. 28, 1997).

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Regulation D under the Securities Act. VEARA serves as the investment adviser of GEO Ltd. and manages GEO Ltd.’s assets. GEO Ltd. seeks appreciation of assets over the long-term primarily through investments in publicly traded energy securities, non-public energy investments, energy commodities and various financial instruments. GEO Ltd. offers three classes of Common Shares: Class A Shares, Class B Shares and Class C Shares. Class A Shares and Class B Shares have identical rights and privileges, except that Class B Shares do not participate in any investment by GEO Ltd. in “New Issues” as defined by the Financial Industry Regulatory Authority (“FINRA”). The investment restriction applicable to Class B shares will not affect the company’s ability to participate in Joint Investments.

                    VEARA currently also serves as general partner or investment adviser or both to the other Existing Unregistered Accounts. Each of the other Existing Unregistered Accounts, except for HAP LP and HAP Ltd., is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act. Each of HAP LP and HAP Ltd. is not registered or required to be registered as an investment company in reliance on section 3(c)(1) of the Act. Securities offerings in each of these other Existing Unregistered Accounts qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act. From time to time, VEARA and/or another Van Eck Adviser may manage other Unregistered Accounts, all of which are expected not to register nor to be required to register as investment companies in reliance on either section 3(c)(1) or section 3(c)(7) of the Act.

                    HAP LP, HAP2X LP and HAO LP are each a Delaware limited partnership. VEARA is the general partner of HAP LP, HAP2X LP and HAO LP and is

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responsible for the management of their portfolios. HAE Ltd., HA2X Ltd., HA2XM Ltd., HAO Ltd., and HAOM Ltd. are each a company incorporated under the laws of the Cayman Islands, and HAP Ltd. is a company organized under the laws of the British Virgin Islands. VEARA serves as the investment adviser of these companies. All of these Existing Unregistered Accounts seek capital appreciation primarily through leveraged investments in hard asset securities and hard asset commodities. Each of HA2X Ltd. and HAP2X LP is a feeder fund in a master-feeder structure investing substantially all of its assets in HA2XM Ltd. Each of HAO LP and HAO Ltd. is a feeder fund in a master-feeder structure investing substantially all of its assets in HAOM Ltd.

                    G-175 LP is a Delaware limited partnership. VEARA is the general partner of G-175 LP and is responsible for the management of this portfolio. G-175 Ltd. and G-175M Ltd. are each a company incorporated under the laws of the Cayman Islands. VEARA serves as the investment adviser of G-175 LP, G-175 Ltd. and G-175M Ltd. All of these Existing Unregistered Accounts seek to achieve long-term capital appreciation through investments in multiple emerging market asset classes, including the hard-currency and local-currency debt and derivatives of an emerging market’s sovereign and corporate entities. These Existing Unregistered Accounts may also invest in an emerging market’s equity securities. Each of G-175 LP and G-175 Ltd. is a feeder fund in a master-feeder structure investing substantially all of its assets in G-175M Ltd.

                    Veda LP is a Delaware limited partnership. VEARA is the general partner of Veda LP and is responsible for the management of this portfolio. Veda Ltd. and VedaM Ltd. are each a company incorporated under the laws of the Cayman Islands. VEARA serves as the investment adviser of Veda LP, Veda Ltd., and VedaM Ltd. All of

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these Existing Unregistered Accounts seek to achieve capital appreciation primarily through investments in emerging markets securities, including the securities of companies that are directly or indirectly involved in commercial activities in emerging market countries. Each of Veda LP and Veda Ltd. is a feeder fund in a master-feeder structure investing substantially all of its assets in VedaM Ltd.

                    As of June 30, 2012, each of the Existing Unregistered Accounts had the following approximate net assets:

Existing Unregistered Account	Net Assets

GEO LP	$15.43 million
GEO Ltd.	$0.84 million
HAP LP	$12.85 million
HAP Ltd.	$15.81 million
HAE Ltd.	$42.45 million
HAP2X LP	$34.8 million
HA2X Ltd.	$35.75 million
HA2XM Ltd.	$70.55 million
HAO LP	$10.39 million
HAO Ltd.	$0
HAOM Ltd.	$10.39 million
G-175 LP	$8.87 million
G-175 Ltd.	$0.17 million
G-175M Ltd.	$9.04 million
Veda LP	$2.95 million
Veda Ltd.	$0
VedaM Ltd.	$2.95 million

                    The compensation paid to VEARA by each of GEO LP, HAP LP, HAP2X LP, and Veda LP generally consists of (i) a quarterly management fee calculated at the rate of 1.5% per annum of each limited partner’s capital account, and (ii) an amount payable annually equal to 20% of each limited partner’s share of net profits. The

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compensation paid to VEARA by each of HAO LP and G-175 LP generally consists of (i) a quarterly management fee calculated at the rate of 2.0% per annum of each limited partner’s capital account, and (ii) an amount payable annually equal to 20% of each limited partner’s share of net profits.

                    The compensation paid to VEARA by each of GEO Ltd., HAP Ltd., HAE Ltd., HA2X Ltd., and Veda Ltd. consists of (i) a quarterly management fee calculated at the rate of 1.5% per annum of the average net assets of the Existing Unregistered Account, and (ii) an amount payable annually equal to 20% of the net profits. The compensation paid to VEARA by each of HAO Ltd. and G-175 Ltd. consists of (i) a quarterly management fee calculated at the rate of 2.0% per annum of the average net assets of the Existing Unregistered Account, and (ii) an amount payable annually equal to 20% of the net profits.

                    The compensation paid by the Existing Unregistered Accounts out of profits (in each case, an “Incentive Fee”) is generally calculated taking into account realized and unrealized gains and losses, if any, subject to a “loss carryforward,” such that no Incentive Fee is paid to VEARA until any net loss previously allocated has been offset by subsequent net profits, and subject to a further reduction by the amount by which the cumulative Incentive Fee from a year in which net losses were realized and the immediately preceding three fiscal years exceeds 20% of the cumulative net profits in excess of the cumulative net losses allocated during such period. For each Existing Unregistered Account in a master-feeder structure, to the extent a feeder fund pays VEARA its compensation, VEARA waives the compensation that would otherwise be owed by the corresponding master fund.

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                    C. VEAC

                    VEAC is a Delaware corporation organized in 1984 and is wholly owned by members of the van Eck family. VEAC is registered with the Commission as an investment adviser under the Advisers Act, and provides investment management services either directly or indirectly to institutional and retail clients. Total assets under management by VEAC, as of June 30, 2012 were approximately $32.02 billion.

                    VEAC serves as investment adviser to the Funds pursuant to separate investment advisory agreements with each of VEF and VIP (the “Advisory Agreements”). VEAC has retained the services of sub-advisers to manage the assets of the Multi-Manager Alternatives Fund series of Van Eck Funds and the Van Eck VIP Multi-Manager Alternatives Fund series of VIP. Under the terms of the Advisory Agreements, and subject to the overall supervision of the Boards of the Funds, VEAC is responsible for providing general, overall advice and guidance with respect to the Funds and for providing advice and guidance to the Boards of the Funds. In carrying out its duties, VEAC is required to provide a continuous investment program for each Fund and to determine the composition of the assets of each Fund, including the determination of the purchase, retention, or sale of the securities, cash and other investments for each Fund. VEAC may provide other advisory services to the Funds. It is required to report regularly to the Boards of the Funds on the investment program for each Fund, as well as the issuers and securities represented in each Fund’s portfolio, and to furnish the Boards of the Funds with such other periodic and special reports it may reasonably request. For providing services to the Funds, pursuant to the terms of the Advisory Agreements, VEAC receives an advisory fee that is based on the average daily net assets

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of each Fund, deducted daily from the assets of each Fund. The Advisory Agreements also provide that VEAC shall pay the expenses associated with maintaining its staff and personnel and shall, at its own expense, provide all services, equipment, office space and facilities necessary to perform its obligations under the Advisory Agreements. VEAC also may serve as administrator with respect to certain of the Funds and provide or procure at such Funds’ expense administrative services for the Funds (including legal, accounting and audit, custody, transfer agency, and other services necessary for the operation of such Funds).

                    D. VEARA

                    VEARA is a Delaware corporation and is a wholly owned subsidiary of VEAC. VEARA is registered with the Commission as an investment adviser under the Advisers Act. Currently, VEARA serves as the general partner or the investment adviser or both of the Unregistered Accounts pursuant to agreements between each of the Unregistered Accounts and VEARA. Total assets under management by VEARA, as of June 30, 2012, were approximately $265.25 million.

          IV. Applicants’ Legal Analysis

          Rule 17d-1 under the Act permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-l(b) to consider whether the participation of a registered or controlled company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed, is consistent with the provisions, policies and purposes of the Act, and the extent to which such participation is on a basis different from, or less advantageous than, that of other participants. Applicants believe that the activities

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proposed in this Amended Application with respect to the Joint Investments satisfy the standards for authorizing joint transactions under Rule 17d-1 for the reasons stated below.

          Section 17(d) of the Act prohibits first-tier and second-tier affiliated persons of an investment company registered under the Act, or a company controlled by such a company, from engaging as principals in any joint transactions in which such registered company, or a company controlled by such a company, is a participant, in contravention of rules adopted by the Commission. The Commission has adopted Rule 17d-1, which generally prohibits such transactions in the absence of an order from the Commission, and provides exceptions for certain classes of transactions. Rule 17d-1 defines a “joint enterprise or other joint arrangement or profit sharing plan” to include “any plan, contract, arrangement, practice or understanding concerning an enterprise or undertaking” in which a registered fund, on the one hand, and a first-tier or second-tier affiliated person of the registered fund, on the other hand, have “a joint, or a joint and several participation, or share in the profits of such enterprise or undertaking” (a “Prohibited Transaction”).

          Section 2(a)(3)(E) of the Act provides that an “affiliated person” of another person includes any investment adviser of such other person if such other person is an investment company. Section 2(a)(3)(C) of the Act provides that an “affiliated person” of another person includes any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines control as “the power to exercise a controlling influence over the management or policies of a company . . . .”

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          The Funds and the Unregistered Accounts are sponsored and managed by Van Eck Advisers. The Fund Advisers, to the extent they are investment advisers of the Funds, are affiliated persons of the Funds within the meaning of Section 2(a)(3)(E) of the Act. The Van Eck Advisers also could be deemed to be affiliated persons of the Funds and/or Unregistered Accounts under Section 2(a)(3)(C) to the extent the Van Eck Advisers are deemed to control the Funds and/or Unregistered Accounts. Accordingly, the Funds and the Unregistered Accounts could be affiliated persons of one another under Section 2(a)(3)(C) of the Act to the extent they are deemed to be under the common control of the Van Eck Advisers (or the common control of a person or group of persons who control the Van Eck Advisers and, therefore, indirectly control the Funds and the Unregistered Accounts). The Funds also could be affiliated persons of one another to the extent that they are deemed under common control as a result of having common officers, trustees, and investments advisers. Assuming that the Funds and the Unregistered Accounts are first tier or second tier affiliated persons of one another, the Commission could take the position that the proposed Joint Investments constitute Prohibited Transactions under Section 17(d) and Rule 17d-1.

          Congress enacted Section 17(d) to insure “fair dealing and no overreaching” in connection with joint transactions involving a registered investment company and its affiliated persons. See Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 256 (Apr. 9, 1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission, Investment Trust Study, indicating that the purpose of SEC rules to be promulgated under Section 17(d) (originally drafted as Section 17(a)(4)) is to “insure fair dealing and no overreaching”).

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The Commission has further pointed out that, taken together, Section 17(d) and Rule 17d-1 are “designed to regulate, among other things, certain situations in which persons making the investment decisions for the investment company may have a conflict of interest and the danger exists that the investment company or its controlled company may be overreached by such affiliated persons.” See Investment Company Act Release No. 5128 (Oct. 13, 1967) (proposing amendments to Rule 17d-1). Because Rule 17d-1 broadly defines a “joint enterprise or other joint arrangement or profit sharing plan” to include any “plan, contract, arrangement, practice or understanding in which the registered investment company and its affiliated person have a joint . . . participation in, or share in the profits of,” the Commission’s Division of Investment Management has acknowledged that there is “considerable uncertainty about the scope of Section 17(d) and Rule 17d-1.” See The Chase Manhattan Bank (pub. avail. July 24, 2001).

          As a result of this uncertainty, investment advisers of registered investment companies, which are affiliated persons of the registered investment companies that they manage, have sought guidance as to whether Section 17(d) and Rule 17d-1 would prohibit them from aggregating orders for the purchase or sale of securities for a registered investment company with orders for other clients (including other investment companies). The staff of the Commission previously has stated its position that the “mere aggregation” of client orders would not constitute a prohibited joint transaction under Section 17(d) and Rule 17d-1, provided that the registered fund participated on terms no less advantageous than those of any other participant. See SMC Capital (pub. avail. September 5, 1995) (“SMC”) and Pretzel & Stouffer (pub. avail. December 1, 1995). In SMC, the staff of the Commission noted that, because the request for no-action relief did

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“not request relief with respect to the aggregation of orders involving privately placed securities...we express no opinion with respect to the aggregation of such securities.”

          In MassMutual (see footnote 2 above), the staff of the Commission took a no-action position with respect to the aggregation of orders on behalf of registered investment companies and affiliated private accounts for the purchase and sale of Non-Negotiated Private Placements (as defined in footnote 2 above). As noted above, Applicants intend to rely on MassMutual to aggregate orders for the Funds and the Unregistered Accounts for the purchase or sale of Non-Negotiated Private Placements.

          Applicants are requesting that the Commission issue an order permitting the aggregation of purchase and sale orders for Covered Private Placements, of which terms other than price may be negotiated, among the Funds and the Unregistered Accounts. Applicants believe that allowing such Joint Investments in Covered Private Placements, as contemplated herein, would allow the Funds to participate in attractive investments that otherwise may not be permissible to a Fund simply because another Fund or an Unregistered Account is contemplating making the same investment. The Applicants believe that it is in the best interests of VEF and VIP to be able to participate in Joint Investments with each other and with the Unregistered Accounts.

          Applicants submit that the Conditions set forth in this Amended Application would ensure that the conflicts of interest that Section 17(d) and Rule 17d-1 were designed to prevent would not be present or would be resolved in a manner fair to the Funds, and none of the Funds would participate in any Joint Investment in a Covered Private Placement on terms less advantageous than any of the Unregistered Accounts, nor would any Van Eck Adviser favor any participant in such a Joint Investment over any

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other participant. Accordingly, Applicants submit that there is no basis on which to conclude that any Joint Investment made pursuant to the Order would not be fair, would be overreaching, would not be consistent with the general purposes of the Act or would be, with respect to a Fund, on a basis different from or less advantageous than that of the other participants.

          V. Precedents

          The Commission previously has issued an order granting relief similar to that requested in this Amended Application. See Special Value Opportunities Fund, LLC, et al., Investment Company Act Release Nos. 27287 (April 18, 2006) (notice) and 27316 (May 9, 2006) (order) (“Special Value”); H&Q Healthcare Investors, et al., Investment Company Act Release Nos. 28426 (Sept. 30, 2008) (notice) and 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth, LLC, et al., Investment Company Act Release Nos. 28931 (Sept. 25, 2009) (notice) and 28982 (Oct. 21, 2009) (order); Medley Capital Corporation, et al., Investment Company Act Release Nos. 29968 (Feb. 27, 2012) (notice) and 30009 (Mar. 26, 2012) (order); and Gladstone Capital Corporation, et al., Investment Company Act Release Nos. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order). This Amended Application requests relief only with respect to Covered Private Placements, a subset of the private placement securities currently covered by Special Value. As noted above, Applicants will rely on MassMutual with respect to Joint Investments in Non-Negotiated Private Placements.

          VI. Benefits to Shareholders

          The requested relief will provide several benefits to shareholders of the Funds. The Funds will be able to participate in a larger number and greater variety of

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transactions. The Funds would no longer be limited in their ability to participate in attractive and appropriate investment opportunities. In addition, when engaging in Joint Investments, the Funds and the Unregistered Accounts, as a group, will have a larger pool of capital available for investment, thereby obtaining access to a greater number and variety of potential investments than any Fund or Unregistered Account could obtain on its own, and increase their bargaining power to negotiate more favorable terms. When considering Potential Joint Investments for any Fund, the Fund Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Fund.

          VII. Protective Measures

          The terms and Conditions set forth in the Amended Application ensure that the Joint Investments are consistent with the protection of each Fund’s investors and with the purposes intended by the policy and provisions of the Act. The protections offered by the terms and Conditions would ensure that all Funds and Unregistered Accounts participating in a Joint Investment will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that no participant receives terms more favorable than any other participant. In addition, each decision by a Fund to participate in a Joint Investment will need to be approved by the Independent Trustees of the Fund to ensure that the terms of the Joint Investment are fair and reasonable, do not involve overreaching and are consistent with the Objectives and Strategies set forth in filings with the Commission. The Conditions also ensure that the Fund Adviser and the Funds will obtain and retain the required records in connection with all Joint Investments.

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          Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Fund Adviser will present each Potential Joint Investment and the proposed allocation to the trustees of a Fund eligible to vote under Section 57(o) of the Act (“Eligible Trustees”), and the “required majority,” as defined in Section 57(o) of the Act (“Required Majority”), will approve each Joint Investment prior to any investment by the participating Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Fund and Unregistered Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Fund has approved that Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Fund’s Eligible Trustees. The Board of any Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

          Applicants believe that participation by the Funds and Unregistered Accounts in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the 1940 Act. Such participation will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as

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pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.

          VIII. Consideration by the Independent Trustees

          The Independent Trustees have reviewed the original application, have discussed these matters among themselves, with their independent counsel and with representatives of VEAC at meetings of the Independent Trustees held on December 6, 2006 and March 13-14, 2007, and have authorized the filing of the original application and any amendments thereto.

          IX. Conclusion

          Based upon the foregoing, Applicants believe that any Funds’ participation in a Joint Investment will be consistent with the provisions, policies and purposes of the Act and that no Fund will participate on a basis different from or less advantageous than the Unregistered Accounts.

          X. Proposed Conditions

          Applicants agree that any Order granting the requested relief will be subject to the following conditions:

          1. Each time a Van Eck Adviser considers a Potential Joint Investment for an Unregistered Account or another Fund that falls within a Fund’s then-current Objectives and Strategies, the Fund Adviser will make an independent determination of the appropriateness of the investment for the Fund in light of the Fund’s then-current circumstances.

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          2.       (a) If the Fund Adviser deems a Fund’s participation in any Potential Joint Investment to be appropriate for the Fund, it will then determine an appropriate level of investment for the Fund.

                    (b) If the aggregate amount recommended by the Van Eck Advisers to be invested in the Potential Joint Investment by the Funds and the Unregistered Accounts, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on each party’s Total Available Capital, up to the amount proposed to be invested by each. The Fund Adviser will provide the Eligible Trustees with information concerning each participating party’s Total Available Capital to assist the Eligible Trustees with their review of the Fund’s investments for compliance with these allocation procedures.

                    (c) After making the determinations required in conditions 1 and 2(a), the Fund Adviser will distribute written information concerning the Potential Joint Investment (including the amount proposed to be invested by each Fund and any Unregistered Account) to the Eligible Trustees for their consideration. A Fund will co-invest with another Fund or an Unregistered Account only if, prior to participating in the Potential Joint Investment, a Required Majority concludes that:

                              (i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching in respect of the Fund or its shareholders on the part of any person concerned;

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                               (ii) the transaction is consistent with:

                                        (A) the interests of the shareholders of the Fund; and

                                        (B) the Fund’s then-current Objectives and Strategies;

                              (iii) the investment by other Funds or Unregistered Accounts would not disadvantage the Fund, and participation by the Fund would not be on a basis different from or less advantageous than that of other Funds or Unregistered Accounts; provided that, if any other Fund or Unregistered Account, but not the Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

                                        (A) the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any;

                                        (B) the Fund Adviser agrees to, and does, provide, periodic reports to the Fund’s Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

                                         (C) any fees or other compensation that any Unregistered Account or any Fund or any affiliated person of any Unregistered Account or Fund receives in connection with the right of the Unregistered Account or the Fund to

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nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Unregistered Accounts (who may, in turn, share their portion with their affiliated persons) and the participating Funds in accordance with the amount of each party’s investment; and

                              (iv) the proposed investment by the Fund will not benefit a Van Eck Adviser, any other Funds, the Unregistered Accounts or any affiliated person of any of them (other than the parties to the Joint Investment), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) of the Act, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Joint Investment, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

          3. Each Fund has the right to decline to participate in any Potential Joint Investment or to invest less than the amount proposed.

          4. The Fund Adviser will present to the Board on a quarterly basis, a record of all investments in Potential Joint Investments made by any of the other Funds or any of the Unregistered Accounts during the preceding quarter that fell within the Fund’s then-current Objectives and Strategies that were not made available to the Fund, and an explanation of why the investment opportunities were not offered to the Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

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          5. Except for Follow-On Investments made in accordance with condition 8, a Fund will not invest in reliance on the Order in any issuer in which another Fund or an Unregistered Account or any affiliated person of such Fund or Unregistered Account is an existing investor.

          6. A Fund will not participate in any Potential Joint Investment unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Fund and Unregistered Account. The grant to an Unregistered Account or another Fund, but not the Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

          7.       (a) If any Unregistered Account or Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Joint Investment, the Van Eck Adviser will:

                              (i) notify each Fund that participated in the Joint Investment of the proposed disposition at the earliest practical time; and

                              (ii) formulate a recommendation as to participation by each Fund in the disposition.

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                    (b) Each Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Unregistered Accounts and any other Fund.

                    (c) A Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Fund and Unregistered Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Fund has approved as being in the best interests of the Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Amended Application); and (iii) the Board of each Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Fund Adviser will provide its written recommendation as to the Fund’s participation to the Eligible Trustees, and the Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Fund’s best interests.

                    (d) Each Unregistered Account and each Fund will bear its own expenses in connection with any such disposition.

          8.       (a) If any Unregistered Account or Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Joint Investment, the Van Eck Adviser will:

                              (i) notify each Fund that participated in the Joint Investment of the proposed transaction at the earliest practical time; and

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                              (ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Fund.

                    (b) A Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Fund and Unregistered Account in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Fund has approved as being in the best interests of the Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Amended Application). In all other cases, the Fund Adviser will provide its written recommendation as to the Fund’s participation to the Eligible Trustees, and the Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Fund’s best interests.

                    (c) If, with respect to any Follow-On Investment:

                              (i) the amount of the opportunity is not based on the Funds’ and Unregistered Accounts’ outstanding investments immediately preceding the Follow-On Investment; and

                              (ii) the aggregate amount recommended by the Fund Adviser to be invested by the Fund in the Follow-On Investment, together with the amount proposed to be invested by any other Fund and the Unregistered Account in the same transaction, exceeds the amount of the opportunity;

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then the amount invested by each such party will be allocated among them pro rata based on each party’s Total Available Capital, up to the amount proposed to be invested by each.

                    (d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Joint Investment for all purposes and subject to the other conditions set forth in this Amended Application.

          9. The Independent Trustees of each Fund will be provided quarterly for review all information concerning Potential Joint Investments and Joint Investments, including investments made by other Funds or Unregistered Accounts that the Fund considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments that the Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Trustees will consider at least annually the continued appropriateness for the Fund of participating in new and existing Joint Investments.

          10. Each Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

          11. No Independent Trustee of a Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act), of any of the Unregistered Accounts.

          12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Joint Investment (including, without limitation, the expenses

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of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by a Van Eck Adviser under its investment advisory agreements with the Funds and the Unregistered Accounts, be shared by the Funds and the Unregistered Accounts in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

          13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the Act) received in connection with a Joint Investment will be distributed to the participating Funds and Unregistered Accounts on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Joint Investment. If any transaction fee is to be held by a Van Eck Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Van Eck Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Funds and Unregistered Accounts based on the amounts they invest in such Joint Investment. None of the Unregistered Accounts, the Van Eck Adviser nor any affiliated person (as defined in the Act) of the Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Joint Investment (other than (a) in the case of the Funds and the Unregistered Accounts, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Van Eck Adviser, investment advisory fees paid in accordance with the agreements between the Van Eck Adviser and the Funds or the Unregistered Accounts).

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          XI. Procedural Matters

          Pursuant to Rule 0-2(f) under the Act Applicants state that their address is as indicated on the first page of this Amended Application. Applicants further state that all written or oral communications concerning this Amended Application should be directed to:

Joseph J. McBrien, Esq.
Senior Vice President and General Counsel
Van Eck Associates Corporation
335 Madison Avenue, 19th Floor
New York, NY 10017-4632
(212) 293-2031

With copies to:

Philip H. Newman, Esq.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
(617) 570-1558

          In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Amended Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Joseph J. McBrien is authorized to sign and file this document on behalf of VEAC and VEARA pursuant to the general authority vested in him as a Senior Vice President of each of VEAC and VEARA; on behalf of each of GEO LP, HAP LP, HAP2X LP, HAO LP, G-175 LP, and Veda LP pursuant to its Limited Partnership Agreement; and on behalf of VEF and VIP pursuant to the general authority vested in him as a Senior Vice President and Secretary of each of VEF and VIP and pursuant to each of VEF’s and VIP’s board resolutions quoted below. Charles Cameron is authorized

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to sign and file this document on behalf of each of GEO Ltd., HAP Ltd., HAE Ltd., HA2X Ltd., HA2XM Ltd., HAO Ltd., HAOM Ltd., G-175 Ltd., and G-175M Ltd. pursuant to its Articles of Association. Gregory Krenzer is authorized to sign and file this document on behalf of each of Veda Ltd. and VedaM Ltd. pursuant to its Articles of Association. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit A-1, Exhibit A-2, Exhibit A3, and Exhibit A-4 of this Amended Application.

          At a meeting held on December 6, 2006, the Boards of Trustees of VEF and VIP unanimously adopted the following resolution authorizing the filing of this Amended Application on behalf of VEF and VIP, which resolution remains in full force and effect:

VOTED:

That the officers of Van Eck Funds and Van Eck VIP Trust (collectively, the “Trusts”) be, and each hereby is, on behalf of the Trusts, authorized to file an application with the Securities and Exchange Commission, and all amendments thereto, seeking such relief from the provisions of Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), Rule 17d-1 promulgated thereunder, and such other provisions of the 1940 Act as may be necessary or appropriate, to permit the Funds to (i) invest in private placement securities jointly with other unregistered accounts managed by VEAC, (ii) make follow-on investments in private placement securities purchased pursuant to (i) above, and (iii) exercise warrants, conversion privileges and other rights associated with private placement securities purchased pursuant to (i) and (ii) above.

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          XII. Request for Relief

          For the foregoing reasons, Applicants request that the Commission issue an order under Rule 17d-1 of the Act granting the relief sought by this Amended Application. Applicants submit that the relief is necessary or appropriate in the public interest consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

Dated: October 19, 2012

VAN ECK FUNDS
By:	/s/ Joseph J. McBrien

Name:	Joseph J. McBrien
Title:	Senior Vice President

VAN ECK VIP TRUST
(Formerly Known As Van Eck Worldwide Insurance Trust)
By:	/s/ Joseph J. McBrien

Name:	Joseph J. McBrien
Title:	Senior Vice President

GLOBAL ENERGY OPPORTUNITY PARTNERS LP
By: Van Eck Absolute Return Advisers Corp., its General Partner
By:	/s/ Joseph J. McBrien

Name:	Joseph J. McBrien
Title:	Senior Vice President

GLOBAL ENERGY OPPORTUNITY FUND, LTD.
By:	/s/ Charles T. Cameron

Name:	Charles T. Cameron
Title:	Director

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HARD ASSET PARTNERS LP
By: Van Eck Absolute Return Advisers Corp., its General Partner
By:	/s/ Joseph J. McBrien

Name:	Joseph J. McBrien
Title:	Senior Vice President

HARD ASSETS PORTFOLIO LTD.
By:	/s/ Charles T. Cameron

Name:	Charles T. Cameron
Title:	Director

HARD ASSETS ERISA LTD.
By:	/s/ Charles T. Cameron

Name:	Charles T. Cameron
Title:	Director

HARD ASSET PARTNERS 2X LP
By: Van Eck Absolute Return Advisers Corp., its General Partner
By:	/s/ Joseph J. McBrien

Name:	Joseph J. McBrien
Title:	Senior Vice President

HARD ASSETS 2X FUND LTD.
By:	/s/ Charles T. Cameron

Name:	Charles T. Cameron
Title:	Director

HARD ASSETS 2X MASTER FUND LTD.
By:	/s/ Charles T. Cameron

Name:	Charles T. Cameron
Title:	Director

HARD ASSETS OPPORTUNITY FUND LP
By: Van Eck Absolute Return Advisers Corp., its General Partner
By:	/s/ Joseph J. McBrien

Name:	Joseph J. McBrien
Title:	Senior Vice President

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HARD ASSETS OPPORTUNITY FUND LTD.
By:	/s/ Charles T. Cameron

Name:	Charles T. Cameron
Title:	Director

HARD ASSETS OPPORTUNITY MASTER FUND LTD.
By:	/s/ Charles T. Cameron

Name:	Charles T. Cameron
Title:	Director

G-175 STRATEGIES LP
By: Van Eck Absolute Return Advisers Corp., its General Partner
By:	/s/ Joseph J. McBrien

Name:	Joseph J. McBrien
Title:	Senior Vice President

G-175 STRATEGIES LTD.
By:	/s/ Charles T. Cameron

Name:	Charles T. Cameron
Title:	Director

G-175 STRATEGIES MASTER FUND LTD.
By:	/s/ Charles T. Cameron

Name:	Charles T. Cameron
Title:	Director

VAN ECK VEDA EMERGING MARKETS LONG/SHORT FUND LP
By: Van Eck Absolute Return Advisers Corp., its General Partner
By:	/s/ Joseph J. McBrien

Name:	Joseph J. McBrien
Title:	Senior Vice President

VAN ECK VEDA EMERGING MARKETS LONG/SHORT FUND LTD.
By:	/s/ Gregory Krenzer

Name:	Gregory Krenzer
Title:	Director

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VAN ECK VEDA EMERGING MARKETS LONG/SHORT MASTER FUND LTD.
By:	/s/ Gregory Krenzer

Name:	Gregory Krenzer
Title:	Director

VAN ECK ASSOCIATES CORPORATION
By:	/s/ Joseph J. McBrien

Name:	Joseph J. McBrien
Title:	Senior Vice President

VAN ECK ABSOLUTE RETURN ADVISERS CORPORATION
By:	/s/ Joseph J. McBrien

Name:	Joseph J. McBrien
Title:	Senior Vice President

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EXHIBIT A-1

VERIFICATION

The undersigned states that he has duly executed the attached Amended Application dated October 19, 2012 for and on behalf of Van Eck Associates Corporation (“VEAC”), a Delaware corporation, Van Eck Absolute Return Advisers Corporation (“VEARA”), a Delaware corporation, Van Eck Funds (“VEF”), a Massachusetts business trust and Van Eck VIP Trust (“VIP”) (formerly known as Van Eck Worldwide Insurance Trust), a Massachusetts business trust; that he is a Senior Vice President of each of VEAC, VEARA, VEF and VIP; and that all actions necessary to authorize the undersigned to execute and file this Amended Application have been taken. The undersigned further states that he is familiar with the Amended Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Joseph J. McBrien

Name:	Joseph J. McBrien
Title:	Senior Vice President

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EXHIBIT A-2

VERIFICATION

The undersigned states that he has duly executed the attached Amended Application dated October 19, 2012 for and on behalf of Global Energy Opportunity Partners LP (“GEO LP”), Hard Asset Partners LP (“HAP LP”), Hard Asset Partners 2X LP (“HAP2X LP”), Hard Assets Opportunity Fund LP (“HAO LP”), G-175 Strategies LP (“G-175 LP”), and Van Eck Veda Emerging Markets Long/Short Fund LP (“Veda LP”), each a Delaware limited partnership; that he is a Senior Vice President of Van Eck Absolute Return Advisers Corporation, the General Partner of GEO LP, HAP LP, HAP2X LP, HAO LP, G-175 LP, and Veda LP; and that all actions necessary to authorize the undersigned to execute and file this Amended Application have been taken. The undersigned further states that he is familiar with the Amended Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Joseph J. McBrien

Name:	Joseph J. McBrien
Title:	Senior Vice President of Van Eck

Absolute Return Advisers Corporation, the General Partner of each of Global Energy Opportunity Partners LP, Hard Asset Partners LP, Hard Asset Partners 2X LP, Hard Assets Opportunity Fund LP, G-175 Strategies LP, and Van Eck Veda Emerging Markets Long/Short Fund LP

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EXHIBIT A-3

VERIFICATION

The undersigned states that he has duly executed the attached Amended Application dated October 19, 2012 for and on behalf of Global Energy Opportunity Fund, Ltd. (“GEO Ltd.”), Hard Assets ERISA Ltd. (“HAE Ltd.”), Hard Assets 2X Fund Ltd. (“HA2X Ltd.”), Hard Assets 2X Master Fund Ltd. (“HA2XM Ltd.”), Hard Assets Opportunity Fund Ltd. (“HAO Ltd.”), Hard Assets Opportunity Master Fund Ltd. (“HAOM Ltd.”), G-175 Strategies Ltd. (“G-175 Ltd.), and G-175 Strategies Master Fund Ltd. (“G-175M Ltd.”), each a company incorporated and existing under the laws of the Cayman Islands, and Hard Assets Portfolio Ltd. (“HAP Ltd.”), a company organized under the laws of the British Virgin Islands; that he is the Director of GEO Ltd., HAP Ltd., HAE Ltd., HA2X Ltd., HA2XM Ltd., HAO Ltd., HAOM Ltd., G-175 Ltd., and G-175M Ltd., and that all actions necessary to authorize the undersigned to execute and file this Amended Application have been taken. The undersigned further states that he is familiar with the Amended Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Charles T. Cameron

Name:	Charles T. Cameron
Title:	Director

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EXHIBIT A-4

VERIFICATION

The undersigned states that he has duly executed the attached Amended Application dated October 19, 2012 for and on behalf of Van Eck Veda Emerging Markets Long/Short Fund Ltd. (“Veda Ltd.”) and Van Eck Veda Emerging Markets Long/Short Master Fund Ltd. (“VedaM Ltd.”), each a company incorporated and existing under the laws of the Cayman Islands; that he is a Director of Veda Ltd. and VedaM Ltd., and that all actions necessary to authorize the undersigned to execute and file this Amended Application have been taken. The undersigned further states that he is familiar with the Amended Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Gregory Krenzer

Name:	Gregory Krenzer
Title:	Director

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